Exhibit 99.1

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

F-1

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”))

	March 31,	September 30,
	2026	2025
		(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$455,030	$775,334
Accounts receivable, net	617,071	2,201,006
Accounts receivable-related party	3,706	-
Contract assets	99,159	34,063
Inventories	37,345	73,861
Prepayments and other current assets	4,451,168	9,647,889
TOTAL CURRENT ASSETS	5,663,479	12,732,153

NON-CURRENT ASSETS:
Property and equipment, net	1,629,637	1,629,185
Intangible assets, net	761,185	781,498
Long-term investments	4,565,808	4,565,808
Goodwill	4,085,668	3,958,834
Operating lease right-of-use assets, net	272,206	288,222
TOTAL NON-CURRENT ASSETS	11,314,504	11,223,547
TOTAL ASSETS	$16,977,983	$23,955,700

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loan	$434,909	$421,408
Long-term bank loans - current portion	188,460	182,610
Accounts payable	674,977	2,979,609
Deferred revenue	1,026,850	4,521,682
Refund liabilities	30,783	81,554
Operating lease liabilities-current	80,778	72,709
Taxes payable	1,401,319	1,318,237
Loan from third parties	214,220	188,914
Accrued expenses and liabilities	1,481,137	861,203
TOTAL CURRENT LIABILITIES	5,533,433	10,627,926

NON-CURRENT LIABILITIES:
Operating lease liabilities-non-current	162,132	185,078
Due to a related party	711,030	1,058,818
Long-term bank loans	2,942,882	2,921,759
Long-term loan from a third party	97,176	103,121
Deferred tax liabilities	226,704	230,469
TOTAL NON-CURRENT LIABILITIES	4,139,924	4,499,245
TOTAL LIABILITIES	9,673,357	15,127,171

COMMITMENTS AND CONTINGENCIES (NOTE 12)

EQUITY:
Authorized share capital of $1,000,000 divided into 180,000,000 Class A ordinary shares of $0.005 par value per share and 20,000,000 Class B ordinary shares of $0.005 par value per share; with 9,625,870 and 8,325,870 Class A ordinary shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively; 403,000 Class B ordinary shares issued and outstanding as of March 31, 2026 and September 30, 2025
Class A ordinary shares	48,129	41,629
Class B ordinary shares	2,015	2,015
Additional paid in capital	34,189,250	32,340,418
Statutory reserves	948,101	948,101
Accumulated deficit	(27,262,423)	(23,570,155)
Accumulated other comprehensive loss	(620,446)	(482,659)
TOTAL SHAREHOLDERS’ EQUITY	7,304,626	9,279,349
Non-controlling interests	-	(450,820)
TOTAL EQUITY	7,304,626	8,828,529

TOTAL LIABILITIES AND EQUITY	$16,977,983	$23,955,700

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in U.S. dollars (“$”))

	For the Six Months Ended March 31,
	2026	2025
Revenues	$21,558,334	$16,569,194
Cost of revenues	21,019,722	15,971,028
Gross profit	538,612	598,166

Operating expenses:
Selling expenses	240,475	57,450
General and administrative expenses	3,533,305	1,744,110
Total operating expenses	3,773,780	1,801,560
Loss from operations	(3,235,168)	(1,203,394)

Other expenses:
Interest expense, net	(163,782)	(165,652)
Investments loss	-	(8,355)
Change in fair value of convertible notes	-	(2,747,451)
Change in fair value of warrants liabilities	-	(1,608,314)
Other expenses, net	(304,295)	(155,574)
Total other expenses, net	(468,077)	(4,685,346)

Loss before income taxes	(3,703,245)	(5,888,740)

Income taxes (benefits)/expenses	(10,977)	-

Net loss from continuing operations	(3,692,268)	(5,888,740)
Net income from discontinued operations	-	1,035,355
Net loss	(3,692,268)	(4,853,385)

Less: net loss attributable to non-controlling interests	-	(58,708)
Net loss attributable to the Company	$(3,692,268)	$(4,794,677)

Net loss	$(3,692,268)	$(4,853,385)
Other comprehensive loss
Foreign currency translation adjustment	283,365	176,237
Comprehensive loss	(3,408,903)	(4,677,148)
Less: comprehensive loss attributable to non-controlling interests	421,152	(48,411)
Comprehensive loss attributable to the Company	$(3,830,055)	$(4,628,737)

Net loss attributable to the Company
Continuing operations	$(3,692,268)	$(5,849,673)
Discontinued operations	-	1,054,996
Total	$(3,692,268)	$(4,794,677)

Loss per share
Continuing operations	$(0.40)	$(2.95)
Discontinued operations	-	0.53
Total	$(0.40)	$(2.42)

Weighted average number of shares outstanding
Basic and diluted	9,293,156	1,980,944

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY(DEFICIT)

FOR THE SIX MONTHS ENDED MARCH 31, 2026 and 2025

(Amounts in U.S. dollars (“$”))

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	Reserves	deficit	loss	interests	equity
Balance at October 1, 2025	8,325,870	$41,629	403,000	$2,015	$32,340,418	$948,101	$(23,570,155)	$(482,659)	$(450,820)	$8,828,529
Net loss	-	-	-	-	-	-	(3,692,268)	-	-	(3,692,268)
Issuance shares for share base compensation	1,300,000	6,500	-	-	1,878,500	-	-	-	-	1,885,000
Deemed distribution to non-controlling shareholder	-	-	-	-	(29,668)	-	-	-	29,668	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(137,787)	421,152	283,365
Balance at March 31, 2026	9,625,870	$48,129	403,000	$2,015	$34,189,250	$948,101	$(27,262,423)	$(620,446)	$-	$7,304,626

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	Reserves	deficit	loss	interests	equity
Balance at October 1, 2024	1,577,944	$7,890	403,000	$2,015	$19,450,741	$1,007,027	$(18,541,751)	$(1,208,386)	$(306,165)	$411,371
Net loss	-	-	-	-	-	-	(4,794,677)	-	(58,708)	(4,853,385)
Foreign currency translation adjustments	-	-	-	-	-	-	-	165,940	10,297	176,237
Balance at March 31, 2025	1,577,944	$7,890	403,000	$2,015	$19,450,741	$1,007,027	$(23,336,428)	$(1,042,446)	$(354,576)	$(4,265,777)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”))

	For the six months ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(3,692,268)	$(4,853,385)
Less: Net income from discontinued operations	-	1,035,355
Net loss from continuing operations	(3,692,268)	(5,888,740)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	101,081	20,424
Written off of credit losses	94,632	6,101
Gain on disposition of property and equipment	(466)	-
Share-based compensations	1,885,000	-
Investment loss	-	8,355
Deferred tax (benefits)/expenses	(10,977)	-
Amortization of operating lease right-of-use assets	37,971	51,315
Change in fair value of convertible notes	-	2,747,451
Change in fair value of warrants liabilities	-	1,608,314
Changes in operating assets and liabilities:
Accounts receivable	1,538,899	(96,846)
Accounts receivable-related parties	(3,649)	-
Inventories	38,282	16,677
Prepayments and other assets	5,393,882	(8,326,723)
Contract assets	(63,017)	-
Accounts payable	(2,363,062)	1,326,354
Accrued expenses and other liabilities	590,393	(142,953)
Deferred revenue	(3,583,694)	1,552,381
Refund liabilities	(52,560)	(38,742)
Operating lease liabilities	(35,889)	(286,786)
Taxes payable	40,217	(92,671)
Net cash used in operating activities-continuing operation	(85,225)	(7,536,089)
Net cash used in operating activities-discontinued operation	-	(982,001)
Net cash used in operating activities	(85,225)	(8,518,090)

Cash flows from investing activities:
Proceeds from disposition of long-term investments	21,553	-
Cash paid for long-term investments	-	(33,191)
Proceeds from disposition of property and equipment	1,427	-
Purchase of property and equipment	(6,874)	(6,418)
Net cash provided by (used in) investing activities-continuing operation	16,106	(39,609)
Net cash used in investing activities-discontinued operation	-	-
Net cash provided by (used in) investing activities	16,106	(39,609)

Cash flows from financing activities:
Proceeds from convertible notes	-	5,000,000
Net proceeds from third party loans	15,677	-
Repayment of long-term bank loans	(71,366)	(69,149)
(Repayment to) proceeds from related parties	(341,798)	1,053,573
Net cash (used in) provided by financing activities-continuing operation	(397,487)	5,984,424
Net cash provided by financing activities-discontinued operation	-	1,876,288
Net cash (used in) provided by financing activities	(397,487)	7,860,712

Effect of exchange-rates changes on cash and cash equivalents	146,302	150,743
Net decrease in cash and cash equivalents	(320,304)	(546,244)
Cash and cash equivalents, beginning of period	775,334	839,622
Cash and cash equivalents, end of period	$455,030	$293,378

Supplemental cash flow disclosures:
Cash paid for income tax	$1,012	$1,964
Cash paid for interest	$151,121	$167,676
Non-cash operating, investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$13,111	$15,504
Other payable offset by proceeds from disposition of property and equipment	$428	$-

Reconciliation to amounts on unaudited condensed consolidated balance sheets:
Cash and cash equivalents	$455,030	$137,076
Cash and cash equivalents included in current assets of discontinued operations	-	156,302
Total cash and cash equivalents shown in the statement of cash flows	$455,030	$293,378

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Technology Group Limited (“Golden Sun”, formerly named as Golden Sun Health Technology Group Limited), is an exempted company that was incorporated under the laws of Cayman Islands on September 20, 2018, that serves as a holding company with no material operations of its own. Golden Sun, through its subsidiaries in the People’s Republic of China (the “PRC”) (the PRC subsidiaries and Golden Sun, collectively, the “Company”), is primarily engaged in the provision of education services and e-commerce services in the PRC. Beginning in late 2023, in addition to providing foreign language tutorial and training services, the Company initiated a strategic expansion to e-commerce.

As of March 31, 2026, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong	100%	Investment Holding
Golden Sun (SH) Cultural and Tourism Research Institute Limited (“Golden Sun (SH)”)	April 3, 2023	Hong Kong	100%	Investment Holding
Zhejiang Golden Sun Education Technology Group Co., Ltd. (“Golden Sun Wenzhou” or “WFOE”)	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Wenzhou Lilong Network Technology Co., Ltd. (“Wenzhou Lilong”)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Fuyouyuan Health Technology Co., Ltd, (“Fuyouyuan”)	March 7, 2023	PRC	100%	Health business
Zhejiang Golden Sun Yunchuang Technology Co., Ltd. (“Golden Sun Yunchuang”) (a)	November 17, 2023	PRC	100%	E-commerce services
Shanghai Fuyang Culture Technology Co., Ltd. (“Shanghai Fuyang”) (b)	September 5, 2024	PRC	100%	Cultural and Tourism
Zhejiang Oulong Culture and Tourism Industry Development Co., Ltd. (“Zhejiang Oulong”)	April 27, 2023	PRC	100%	Cultural and Tourism
Shanghai Wensaier Education Technology Co., Ltd. (“Shanghai Wensaier”)	June 18, 2025	PRC	100%	Educational training service

(a)	Golden Sun Yunchuang, formerly known as Zhejiang Golden Sun Selection Technology Co., Ltd., changed its name on April 23, 2026.

(b)

On October 10, 2025, the other shareholder of Shanghai Fuyang transferred all of his equity interests to the Company for a price of nil. Shanghai Fuyang, formerly known as Shanghai Fuyang Cultural and Tourism Development Co., Ltd., changed its name on November 3, 2025.

F-6

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Basis of Preparation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended March 31, 2026 and 2025 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with the financial statements and notes thereto included in Golden Sun’s annual financial statements for the fiscal year ended September 30, 2025 filed with the SEC on February 13, 2026.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the unaudited condensed consolidated statements of operations and comprehensive loss as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of September 30, 2025, non-controlling interests represented non-controlling shareholders’ proportionate share of the equity interests in Shanghai Fuyang. As of March 31, 2026, there was no non-controlling shareholders’ proportionate share of the equity interests, since Shanghai Fuyang was already 100% owned by the Company.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Company’s chief operating decision makers (“CODM”) have been identified as the Company’s executive officers, who review consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company currently operates in two reportable operating segments: (i) education, and (ii) e-commerce and others. As the Company’s long-lived assets are substantially located in China, no geographical segments are presented.

F-7

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result. Significant estimates required to be made by management include, but are not limited to accrual for refund liabilities, revenue recognition, the allowance for credit loss on accounts receivables and other assets, determinations of the useful lives and valuation of long-lived assets, impairment of goodwill, impairment of long-term investments, valuation of convertible note and warrant liabilities, incremental borrowing rate used in valuation of lease liabilities and right-of-use assets, and valuation allowance of deferred tax assets.

F-8

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business acquisition

The Company accounts for its business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration paid and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets acquired, the difference is recognized directly in the unaudited consolidated statements of operations and comprehensive loss.

The Company typically engages external valuation specialists to assist in the fair value determination of assets acquired and liabilities assumed in a business combination. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presented separately in asset and liability sections, respectively, of the unaudited condensed consolidated balance sheets and prior periods are presented on a comparative basis. In the unaudited condensed consolidated statements of operations and comprehensive loss, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the unaudited condensed consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to unaudited condensed consolidated financial statements refers to the Company’s continuing operations.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and cash at banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

F-9

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts receivable-related party, other current assets, acquisition deposit, accounts payable, accrued liabilities, due to related parties, short term bank loans and convertible notes, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term liabilities approximated their present value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective from October 1, 2022. The Company establishes an allowance for credit losses based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The allowance is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive loss. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. For the six months ended March 31, 2026 and 2025, $90,178 and $6,101 were written off against accounts receivable, respectively. Allowance for credit losses amounted to $nil and $nil as of six months ended March 31, 2026 and September 30, 2025, respectively.

F-10

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, prepaid service fee, advances to vendors for purchasing goods or services that have not been received or provided, security deposits made to customers, and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. No allowance for credit losses was recorded as of March 31, 2026 and September 30, 2025, respectively.

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, or more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. The Company performs its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Company should recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value. If fair value exceeds the carrying amount, no impairment should be recorded. Any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company may still perform the optional qualitative assessment for a reporting unit to determine if it is more likely than not that goodwill is impaired. ASU 2017-04 eliminates the requirement to perform a qualitative assessment for any reporting unit with zero or negative carrying amount. Management evaluated impairment of goodwill by performing qualitative assessment on its reporting units and determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, and therefore, no impairment loss on goodwill was recognized for the six months ended March 31, 2026.

Revenue recognition

The Company generates revenues primarily from e-commerce, tuitions fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generates its revenue from the following main sources:

Education segment

Tutorial services

The Company offers tutorial services to students. Each contract of tutorial service programs represents a series of distinct services, which consist of the delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liabilities for the portion the Company does not expect to be entitled to based on the historical refund ratio on a portfolio basis using the expected value method.

F-11

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Education segment (continued)

Logistics and education-related services

The Company provides services to schools, including, but not limited to, catering and logistics service. Logistics service revenue is recognized on a straight-line basis over the period, as customers simultaneously receive and consume the benefits of the services. Catering revenue is recognized at point of sale.

E-commerce and others segment

Commission

The Company promotes merchants’ products through various online platforms and earns commission based on a fixed commission rate for sales of the products completed. The Company acts as an agent, as it does not take control of the products provided by merchants at any point in time during the transactions. Commission revenue is recognized at a point in time when the Company’s service obligation to the merchants is determined to have been completed under each sales transaction completed. Variable consideration is estimated and included in the transaction price to the extent that it is probable that a significant revenue reversal will not occur. Adjustments to the estimated variable consideration related to prior reporting periods were not material.

Marketing services

The Company provides marketing services to merchants on certain online and offline platforms, for which it receives service fees from the merchants. The Company’s marketing service provides more publicity and brand awareness of the merchant’s brand through an online platform and offline by delivery of specified marketing content. Most of the revenue from the marketing service is recognized at the point in time when the marketing content deliverables are completed based on customer acceptance, while a small portion is recognized over a specified period of time and the Company has an enforceable right to payment of its fees.

F-12

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

E-commerce segment (continued)

Product sales

The Company sometimes acquires merchandise from suppliers and sells them to the third-party online marketplace. The Company determines the third-party online marketplace is its customer. The Company acts as a principal, as it obtains control of merchandise, is primarily obligated for merchandise sold to the customers, bears inventory risks and has the latitude in establishing prices of merchandise sold to the third-party marketplace. Revenues from product sales are recorded on a gross basis, net of discounts and return allowances when the product is delivered and title is passed to customers in this type of transaction. Proceeds received in advance of delivery are recorded as current liabilities as customer advances.

Engineering construction

The Company’s revenues from engineering construction are normally under fixed-price contracts that may last from one to three months. These contracts require the Company to perform construction services including project planning, project design, installation of hardware and equipment and configuration based on customers’ specific needs, which requires significant customization. Upon completion, customer acceptance is generally required. The Company identifies a single performance obligation for the engineering construction contracts, which include a series of integrated services of project planning, project design, installation of hardware and equipment, and configuration. Revenue is recognized over the contract term using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion. Such contracts provide that the customer accepts completion of progress to date and compensates the Company for services rendered, which may be measured in terms of costs incurred, units installed, or some other measure of progress. Application of the input method requires the use of estimates of costs to be incurred for the performance of the contract. Contract costs include all direct material costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and all costs associated with operation of equipment. The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, project managers and financial professionals. Management conducts periodic reviews to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When changes in estimated contract costs are identified, such revisions may result in current period adjustments to operations applicable to performance in prior periods.

Gross versus net revenue presentation

The Company evaluates whether it acts as a principal or agent in accordance with ASC 606. For the majority revenue, other than commission revenue, the Company acts as a principal and recognizes revenue on a gross basis, as it controls the products prior to transfer to customers, sets pricing, and is responsible for fulfillment. For the commission revenue, the Company acts as an agent and recognizes revenue on net basis, as it does not control the underlying services provided to end users and has no ongoing performance obligation.

F-13

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of revenue

Revenues from tutorial services and logistics as well as a small portion of the e-commerce marketing service and engineering construction are recognized over time, based on a straight-line basis as the Company’s customers simultaneously receive the Company’s services throughout the service periods. Revenues attributable to most of e-commerce marketing service, commission fees and product sales are recognized at point in time when control of the promised goods or services are transferred to the customers. As the Company’s long-lived assets are all located in the PRC, no geographical disaggregation is presented.

For the six months ended March 31, 2026 and 2025, the disaggregation of revenue by major revenue stream and time of the revenue recognition is as follows:

	For the six months ended March 31,
	2026	2025
Category of Revenue:
Tutorial service, logistic and education related services	$1,208,984	$971,304
E-commerce revenue and others	20,349,350	15,597,890
Total	$21,558,334	$16,569,194

	For the six months ended March 31,
	2026	2025
Timing of Revenue Recognition:
Revenue recognized over time	$1,782,305	$1,279,048
Revenue recognized at a point in time	19,776,029	15,290,146
Total	$21,558,334	$16,569,194

Contract assets

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets. Incremental costs of obtaining a contract are those costs that the entity would not have incurred if the contract had not been obtained.

As of March 31, 2026, in order to develop non-English foreign language tutorial services for middle school students, the Company incurred a total of $276,904 commission type fees and administration costs paid upfront to agents to facilitate the related contracts with students for the tutorial service period, generally from 3 to 30-month tutorial service periods. The Company will not incur such costs if the Company does not enter into the tutorial service contracts with the students, as a result, the cost of $276,904 is considered as the incremental costs of obtaining contracts and was capitalized and amortized over the tutorial service period. For the six months ended March 31, 2026, the Company amortized the related amount of $138,990 and $19,510 into selling expenses and cost of revenue, respectively. As of March 31, 2026, the contract assets amounted to $99,159.

F-14

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract liabilities

Contract liabilities are presented as deferred revenue in the unaudited condensed consolidated balance sheets, which mainly represents payment received from customers in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of March 31, 2026 and September 30, 2025, the balance of deferred revenue amounted to $1,026,850 and $4,521,682, respectively. Substantially all of such amounts will be recognized as revenue during the Company’s following fiscal year. Revenue recognized for the six months ended March 31, 2026 and 2025 that was included in the deferred revenue balance at the beginning of the period was $4,023,988 and $1,362,972, respectively.

Refund liabilities

Refund liabilities mainly relate to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on the historical refund ratio on a portfolio basis using the expected value method. As of March 31, 2026 and September 30, 2025, refund liabilities amounted to $30,783 and $81,554, respectively.

Cost of revenues

Cost of revenues mainly consists of cost for promotion and marketing service related to the e-commerce business, the merchandise purchase price, remuneration to instructors and tutors, rental expenses for office space and learning centers, and teaching materials used in the provision of educational services.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on the gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of March 31, 2026 and September 30, 2025, there were nil unrecognized tax benefits. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended March 31, 2026 and 2025. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

F-15

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

Full-time employees of the Company in the PRC participate in a government-mandated employer contribution social insurance plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to eligible full-time employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on the government prescribed percentage of the employee’s salaries. The contributions to the plan are expensed as incurred. Obligations for contributions to employer contribution social insurance plans are recognized as employee benefit expenses in the period during which services are rendered by employees.

Loss per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Class A ordinary shares and Class B ordinary shares have the same rights in dividends. Therefore, basic and diluted loss per share is the same for both classes of ordinary shares. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2026 and 2025, there were no dilutive shares.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period-end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Share-based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee and non-employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

F-16

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The Company’s financial statements are reported using U.S. dollars. The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statements of operations and comprehensive loss.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of U.S. dollars (“$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in the translation. Goodwill and other fair value adjustments arising on acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at rates of exchange ruling at the balance sheet date

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the six months ended March 31, 2026	For the six months ended March 31, 2025	September 30, 2025
Balance sheet items, except for equity accounts	$1=RMB6.8980	$1=RMB7.2567	$1=RMB7.1190
Items in the statements of operations and comprehensive loss and cash flows	$1=RMB7.0061	$1=RMB7.2308	$1=RMB7.2125

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

F-17

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks

(a) Concentration of customers and suppliers

For the six months ended March 31, 2026, two customers accounted for approximately 20% and 10% of total revenues, respectively. For the six months ended March 31, 2025, one customer accounted for approximately 10% of total revenues. As of March 31, 2026, two customers accounted for approximately 60% and 33%, of total accounts receivable. As of September 30, 2025, two customers accounted for approximately 47% and 44%, respectively, of total accounts receivable.

For the six months ended March 31, 2026, four suppliers accounted for approximately 28%, 27%, 18% and 11%, respectively, of total cost of revenues. For the six months ended March 31, 2025, three suppliers accounted for approximately 31%, 30% and 14%, respectively, of total cost of revenues. As of March 31, 2026, four suppliers accounted for approximately 32%, 24%, 13% and 11%, respectively, of total accounts payable. As of September 30, 2025, two suppliers accounted for approximately 49% and 23%, respectively, of total accounts payable.

(b) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2026 and September 30, 2025, the aggregate amount of cash and cash equivalents of $442,718 and $679,150, respectively, was held at major financial institutions in mainland China, where there is a RMB500,000 ($72,485) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of March 31, 2026 and September 30, 2025, cash and cash equivalents of $6,367 and $43,230, respectively, were held at major financial institutions in Hong Kong, China. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000 ($63,776). To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(c) Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollars for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

F-18

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

The Company has substantial operations in China through its PRC subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. The Company believes that it is in compliance with existing laws and regulations; however, such compliance may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations of operations.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments (collectively, the “Codifications”) in response to SEC’s disclosure Update and Simplification initiative which amended the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections—Overall, 260-10 Earnings Per Share—Overall, 270-10 Interim Reporting—Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities—Oil and Gas—Notes to Financial Statements, 946-20 Financial Services—Investment Companies—Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codifications with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

F-19

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In November 2024, the FASB issued Accounting Standards Update (ASU) 2024-04, Debt-Debt with Conversions and Other Option. ASU 2024-04 is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective annual and interim periods beginning after December 15, 2028, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement. ASU 2025-11 is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

F-20

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no newly issued accounting standards that will have a material impact on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Note 3 — LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the six months ended March 31, 2026, the Company incurred a net loss of $3,692,268 from continuing operations and used net cash of $85,225 in operating activities from continuing operations. As of March 31, 2026, the Company has an accumulated deficit of $27,262,423. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of March 31, 2026, the Company had cash and cash equivalents of $455,030 and working capital of $130,046, respectively. Deferred revenue included in current liabilities of $1,026,850, which will be recognized as revenue in the next fiscal year when the services are provided. As of March 31, 2026, the Company had short-term bank loans and long-term bank loans of $623,369 and $2,942,882, respectively. The Company expects that it would be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience with the Company’s good credit history.

Notwithstanding the foregoing, management is evaluating different sources of funding for our future operations. These sources may include, but are not limited to, funding from current or new investors, officers and directors, debt financing and optimization of costs. The principal shareholder of the Company has pledged to use his personal assets as collateral to support the Company in securing bank loans whenever necessary. We believe that our working capital will be sufficient to fund our operations over at least the next 12 months from the date of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that the cash requirements would exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

F-21

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 4 — ACQUISITION

On April 10, 2023, the Company entered into a Share Purchase Agreement (“Wenzhou SPA”) to purchase 100% equity interest of Zhejiang Oulong from a third party and Ms. Zhao Dongfang, a small shareholder of the Company. Pursuant to the Wenzhou SPA, the total consideration was $5,000,000 to be paid in three installments. On March 1, 2024, all parties agreed to amend the consideration to $6,068,268 (RMB43,200,000). As of September 30, 2025, the Company had paid $5,860,534 (RMB41,721,142) in total. On July 15, 2026, all parties agreed to extend the due date for the remaining balance to December 30, 2026. The transaction was closed on July 30, 2025. Also, a balance of $5,619 (RMB40,000) due to Zhejiang Oulong was settled in the acquisition and accounted towards the consideration.

The following table summarizes the fair value of the identifiable assets and liabilities acquired:

Amount
Total consideration for step acquisition	$6,062,649

Assets acquired and liabilities assumed:
Cash acquired	628
Other current assets	281,971
Property and equipment, net	1,559,862
Intangible assets, net	785,223
Current liabilities	(289,799)
Deferred tax liabilities	(234,070)
Total net assets acquired	2,103,815
Goodwill	$3,958,834

The intangible assets are mainly attributable to customized technology for water transportation equipment, which are amortized over 10 years.

Note 5 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2026	September 30, 2025
		(Audited)
Accounts receivable	$617,071	$2,201,006
Less: allowance for credit losses	-	-
Accounts receivable, net	$617,071	$2,201,006

Allowance for credit losses movement:

	March 31, 2026	September 30, 2025
		(Audited)
Beginning balance	$-	$-
Provision	90,178	4,097
Written off	(90,178)	(4,097)
Ending balance	$-	$-

F-22

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 6 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	March 31, 2026	September 30, 2025
		(Audited)
Prepaid rents	$14,014	$6,068
Prepaid service fee (a)	70,603	76,165
E-commerce business (b)	4,176,707	9,374,020
Advance to employees (c)	25,856	53,463
Security deposits	87,478	94,535
Equity investment disposition consideration receivable	-	21,211
Others (d)	76,510	22,427
Prepayment and other assets, net	$4,451,168	$9,647,889
Including:
Prepayment and other current assets, net	$4,451,168	$9,647,889
Prepayments and other non-current assets, net	$-	$-

(a)	The prepaid service fee represents the prepayment for third-party services, that will be amortized within one year.

(b)	Prepayment for e-commerce business primarily included prepayments for goods purchase and advertising.

(c)	Advance to employees was provided to staff for travelling and business-related use and are expensed as incurred.

(d)	Others primarily included funds deposited in payment platforms such as Alipay and WeChat.

Note 7 — BANK LOANS

Bank loans represent amounts due to various banks. The principal of the borrowings are due at maturity. Accrued interest is due either monthly or quarterly. Bank loans consisted of the following:

	March 31, 2026	September 30, 2025
		(Audited)
Zhejiang Wenzhou Lucheng Rural Commercial Bank Company Limited (a)	$434,909	$421,408
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (b)	2,116,556	2,050,850
Wenzhou Minshang Bank (c)	1,014,786	1,053,519
Total	3,566,251	3,525,777
Less: short-term bank loans	(434,909)	(421,408)
Less: Long-term bank loans - current portion	(188,460)	(182,610)
Long-term bank loans - non-current portion	$2,942,882	$2,921,759

(a)	On June 16, 2025, the Company entered into a loan agreement with Zhejiang Wenzhou Lucheng Rural Commercial Bank Company Limited to obtain a short-term working capital loan of $434,909 (RMB3,000,000) for a term of one year at a fixed annual interest rate of 4.8%. WFOE provided a guarantee for the repayment of the loan. Mr. Xueyuan Weng, the Company’s Chief Executive Officer (the “CEO”) and his wife also provided a personal guaranty for the repayment of the loan. On June 12, 2026, this loan was fully repaid.

F-23

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 7 — BANK LOANS (continued)

(b)	The Company entered into multiple loan agreements with Longwan RCB to support its working capital needs. The loans have maturity dates of three years. The loans bear variable interest rate ranging from 4.7% to 7.2% per annum. WFOE provided a guarantee for the repayment of the loan. The CEO and his family members also provided personal guaranties for the repayment of the loans. The CEO with his wife pledged personal properties as collateral to secure the loans in addition to the personal guaranties they provided for the repayment of the loans. As of March 31, 2026 and September 30, 2025, the outstanding balance of the loans was $2,116,556 (RMB14.6 million) and $2,050,850 (RMB14.6 million), respectively.

(c)	On February 15, 2023, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $1,193,988 (RMB8,500,000) for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%. The CEO and his wife provided a personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan. As of March 31, 2026 and September 30, 2025, the outstanding balance of the loan was $1,014,786 (RMB7.0 million) and $1,053,519 (RMB7.5 million), respectively.

For the six months ended March 31, 2026 and 2025, the weighted average interest rate for the bank loans was approximately 6.2% and 6.5%, respectively. Interest expenses for the above-mentioned loans amounted to $153,417 and $105,443 for the six months ended March 31, 2026 and 2025, respectively.

The repayment schedule for the bank loans is as follows:

Twelve months ended March 31,	Repayment
2027	$623,369
2028	1,328,501
2029	1,614,381
Total	$3,566,251

Note 8 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	March 31, 2026	September 30, 2025
		(Audited)
Payroll payables	$597,881	$381,274
Acquisition consideration payable (a)	214,389	207,734
Professional fee and others	668,867	272,195
Total	$1,481,137	$861,203

(a)	The payable amount related to the Wenzhou SPA (detail see Note 4).

F-24

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 9 — RELATED PARTIES BALANCES AND TRANSACTIONS

Accounts receivable-related party

Accounts receivable from related party amounted to $3,706 and nil as of March 31, 2026 and September 30, 2025, respectively, which was generated from Jiamenkou (Internet of Things) Co., Ltd., a company controlled by an immediate family member of the CEO. which have been fully collected subsequently.

Due to a related party

Due to a related party amounted to $711,030 and $1,058,818 as of March 31, 2026 and September 30, 2025, respectively, representing the funds advanced to the Company by the CEO for working capital purpose.

Revenue earned from a related party

For the six months ended March 31, 2026 and 2025, the Company earned revenue from a related party of $3,803 and $nil, respectively, which was generated from Jiamenkou (Internet of Things) Co., Ltd.

Guarantee provided by related parties

Several related parties guaranteed the repayment of the Company’s bank loans. (See Note 7)

Note 10 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Under Hong Kong tax laws, Shanghai Golden Sun and Hong Kong Golden Sun are subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends. No Hong Kong profit tax has been provided as there were no assessable profits earned or derived from Hong Kong during the periods presented.

F-25

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 10 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. All of the Company’s PRC subsidiaries are subject to the statutory 25% income tax rate for the six months ended March 31, 2026 and 2025. All of the Company’s PRC subsidiaries are qualified as small and micro enterprises for the six months ended March 31, 2026 and 2025; thus, the preferential effective tax rates of 2.5%-5% are applied to these entities.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the six months ended March 31,
	2026	2025
Current income tax	$-	$-
Deferred income tax	(10,977)	-
Total provision for income taxes	$(10,977)	$-

ii)	The following table reconciles PRC statutory rates to the Company’s effective income taxes:

	For the six months ended March 31,
	2026	2025
Income benefit computed based on PRC statutory rate	(925,811)	(1,472,185)
Tax effect of different tax rates in other jurisdictions	575,320	1,296,196
Impact of preferential tax	198,148	89,452
Tax effect of unrecognized loss	97,758	38,689
Change in valuation allowance	41,723	46,974
Non-deductible items and others*	1,885	874
Provision for income taxes	$(10,977)	$-

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

F-26

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 10 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	March 31, 2026	September 30, 2025
		(Audited)
Deferred tax assets:
Net operating loss carry-forward	$143,334	$97,823
Valuation allowance	(143,334)	(97,823)
Total deferred tax assets	$-	$-

Deferred tax liabilities:
Increase in fair value of intangible assets acquired through acquisition	$226,704	$230,469
Deferred tax liabilities	$226,704	$230,469

ⅳ)	The following table summarizes deferred tax assets valuation allowance movement:

	March 31, 2026	September 30, 2025
		(Audited)
Beginning balance	$97,823	$41,826
Charge to tax expense in current year	41,723	55,860
Foreign currency translation adjustments	3,788	137
Ending balance	$143,334	$97,823

As of March 31, 2026, the total of net operating losses carried forward was $2,822,442, which will expire on various dates from May 31, 2027 to May 31, 2031. As of September 30, 2025, the total of net operating losses carried forward was $1,931,100, which will expire on various dates from May 31, 2026 to May 31, 2030. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of March 31, 2026 and September 30, 2025.

F-27

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 10 — TAXES (continued)

(b) Taxes payable

Taxes payable consists of the following:

	March 31, 2026	September 30, 2025
		(Audited)
Income tax payable	$1,072,158	$1,039,854
Value-added tax payable	276,896	227,111
Other taxes payable	52,265	51,272
Total taxes payable	$1,401,319	$1,318,237

A reconciliation of the beginning and ending amount of income tax payable is as follows:

	March 31, 2026	September 30, 2025
		(Audited)
Balance at beginning of period	$1,039,854	$1,058,294
Decrease related to current year tax positions	(996)	(3,322)
Foreign currency translation adjustments	33,300	(15,118)
Balance at end of period	$1,072,158	$1,039,854

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of March 31, 2026, the tax years ended December 31, 2021 through December 31, 2025 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

F-28

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

Effective on April 18, 2024, the Company’s shareholders approved the consolidation of the Company’s authorized and issued share capital, at a ratio of 10:1, such that the authorized share capital of the Company was consolidated from $50,000 divided into 90,0000,000 Class A ordinary shares with a par value of $0.0005 each and 10,000,000 Class B ordinary shares with a par value of $0.0005 each to $50,000 divided into 9,000,000 Class A ordinary shares with a par value of $0.005 each and 1,000,000 Class B ordinary shares with a par value of $0.005 each and all issued shares in the capital of the Company were consolidated such that every ten shares of each class was consolidated into one share of that class (with any fractional entitlements rounded up to the next whole share).

The share consolidation was accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

On September 25, 2025, the Company’s shareholders approved to (i) increase share capital to $1,000,000 divided into 180,000,000 Class A ordinary shares with a par value of $0.005 each and 20,000,000 Class B ordinary shares with a par value of $0.005 each; and (ii) increase the number of votes holders of Class B ordinary shares have from 5 votes to 50 votes.

As of March 31, 2026, the Company had an aggregate of 10,028,870 ordinary shares outstanding, consisting of 9,625,870 Class A ordinary shares and 403,000 Class B ordinary shares, respectively.

As of September 30, 2025, the Company had an aggregate of 8,728,870 ordinary shares outstanding, consisting of 8,325,870 Class A ordinary shares and 403,000 Class B ordinary shares, respectively.

Incentive Plan

On December 9, 2025, the board of directors (the “Board”) of the Company approved the adoption of the 2025 Equity Incentive Plan (the “2025 Plan”) and forms of award agreements (the “Award Agreements”) to be used to grant awards under the 2025 Plan, effective on December 10, 2025 (“Effective Date”). The 2025 Plan provides for the grant of awards representing the right to acquire, or based on the value of, the Company’s Class A ordinary shares, and includes option awards, stock appreciation rights awards, restricted stock awards, restricted stock unit awards, performance awards, dividend equivalent awards and other share or cash-based awards (each, an “Award,” and collectively, the “Awards”) to eligible participants of the 2025 Plan or any related entity, as defined in the 2025 Plan. The maximum number of Class A ordinary shares that may be issued under the 2025 Plan is 1,309,330 Class A ordinary shares. Beginning on January 1, 2027, and continuing annually on each anniversary thereof through and including January 1, 2035, the number of Class A ordinary shares available for issuance under the 2025 Plan shall be increased by a number of shares equal to the lesser of (i) 5% of the total number of ordinary shares of the Company issued and outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Class A ordinary shares as determined by the Board or the compensation committee of the Board (the “Compensation Committee”). On January 12, 2026, the Company granted an aggregate of 1,300,000 Class A ordinary share under the 2025 Plan to five of its employees (none of whom were r officers or directors of the Company) for the services rendered to the Company. Such Awards were duly approved and ratified by the Board. The fair value of such Awards was determined to be $1,885,000 based on the share price as of the date of each grant.

F-29

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 11 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its PRC subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of such subsidiaries retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the annual after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board. The statutory reserve amounted to $74,670 as of March 31, 2026 and September 30, 2025.

Each of the schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve, which could only be used for school construction, maintenance and upgrade of educational equipment in accordance with the Law of Promoting Private Education. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve amounted to $873,431 as of March 31, 2026 and September 30, 2025.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of such entities in the PRC. The aggregate amount of paid-in capital, statutory reserves, and development reserve which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution amounted to $3,771,462 and $3,745,873 as of March 31, 2026 and September 30, 2025, respectively.

Note 12 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2026 and September 30, 2025, the Company had no material outstanding litigation.

Commitments

The Company had various outstanding bank loans and non-cancellable operating lease agreements of $3,566,251 and $274,354 as of March 31, 2026.

F-30

GOLDEN SUN TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 13 — SEGMENT INFORMATION

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: education and e-commerce and others. The education segment offers foreign language tutorial services and other education training management services in China. The e-commerce and others segment offers e-commerce services and related products.

Selected financial information is presented below:

	Education		E-commerce and others		Total
	For the six months ended March 31,		For the six months ended March 31,		For the six months ended March 31,
	2026	2025	2026	2025	2026	2025
Revenues	$1,208,984	$971,304	$20,349,350	$15,597,890	$21,558,334	$16,569,194
Cost of revenues	737,117	663,051	20,282,605	15,307,977	21,019,722	15,971,028
Gross profit	471,867	308,253	66,745	289,913	538,612	598,166
Interest expenses, net	153,384	165,664	10,398	(12)	163,782	165,652
Depreciation and amortization	54,030	15,095	47,051	5,329	101,081	20,424
Capital expenditures	6,874	2,269	-	4,149	6,874	6,418
Segment assets	4,584,424	14,011,402	12,393,559	10,847,420	16,977,983	24,858,822
Segment loss	$(3,315,156)	$(4,815,745)	$(377,112)	$(37,640)	$(3,692,268)	$(4,853,385)

Note 14 — SUBSEQUENT EVENTS

On May 28, 2026, the Company entered into a loan agreement with Zhejiang Tailong Commercial Bank to obtain a loan of $118,001 (RMB800,000) for a term of one year at a fixed annual interest rate of 10.2%. Two related parties, Lizhen Wang, the Company’s Chief Technology Officer (the “CTO”), Liming Xu, the Company’s director and a third party each provided a personal guaranty for the repayment of the loan.

On June 12, 2026, the Company entered into a loan agreement with Zhejiang Wenzhou Lucheng Rural Commercial Bank Company Limited to obtain a loan of $443,616 (RMB3,000,000) for a term of one year at a fixed annual interest rate of 4.8%. The CEO and his wife provided a personal guaranty for the repayment of the loan.

On July 24, 2026, the Company entered into a loan agreement with China Construction Bank Corporation Shanghai Branch to obtain a credit loan of $52,570 (RMB356,000) for a term of one year at a fixed annual interest rate of 3.3%. A related party, Lizhen Wang, the Company’s CTO, provided a personal guaranty for the repayment of the loan.

The Company evaluated all events and transactions that occurred after March 31, 2026 up through the date the Company issued these unaudited condensed consolidated financial statements. Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.

F-31